Filed pursuant to Rule 433 | Registration Statement Nos. 333-162219 and
333-162219-01

16 Industrial Blvd. Suite 201 Paoli, PA 19301

A new way to gain exposure to the NASDAQ-100([R]) Index

RBS NASDAQ-100([R]) Trendpilot[] Exchange Traded Notes

A new way to gain exposure to the NASDAQ-100® Total Return Index℠

RBS NASDAQ-100® Trendpilot™ Exchange Traded Notes

The RBS NASDAQ-100® Trendpilot™ Exchange Traded Notes ("RBS ETNs") are linked to the RBS NASDAQ-100® Trendpilot™ Index (USD) (the "Index").

Using an objective and transparent methodology, the Index moves in and out of tracking the NASDAQ-100® Total Return Index℠, depending on the performance of the NASDAQ-100® Total Return Index℠ relative to its historical 100-index business day simple moving average.

In positive trending markets, the RBS ETNs provide exposure to the NASDAQ-100® Total Return Index℠.

In negative trending markets, the RBS ETNs provide exposure to a hypothetical notional investment in 3-month U.S. Treasury bills.

The NASDAQ-100® Total Return Index℠ includes 100 of the largest domestic and international non-financial securities listed on The NASDAQ Stock Market based on market capitalization.

The top ten holdings as of 12/31/11 are:

- Apple Inc.
- Microsoft Corporation
- Google Inc.
- Oracle Corporation
- Intel Corporation
- Cisco Systems, Inc.
- QUALCOMM Incorporated
- Amazon.com, Inc.
- Amgen Inc.
- Comcast Corporation

Source: Bloomberg

TNDQ LISTED NYSE ARCA

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS

FOR BROKER-DEALERS AND REGISTERED INVESTMENT ADVISERS ONLY. NOT FOR DISTRIBUTION TO INVESTORS. WE HAVE PREVIOUSLY DELIVERED THE PRICING SUPPLEMENT AND PROSPECTUS RELATING TO THE RBS ETNS TO YOU. IF YOU DID NOT RECEIVE A COPY OF THESE DOCUMENTS, PLEASE CALL 1-855-RBS-ETPS (1-855-727-3877) SO THAT THESE DOCUMENTS CAN BE MADE AVAILABLE TO YOU.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of the amount invested. The level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for investors to receive at least the principal amount of their investment back at maturity or upon early repurchase or redemption. The Index may underperform the Benchmark Index, and is expected to perform poorly in volatile markets. Liquidity of the market for RBS ETNs may vary over time. The RBS ETNs are not principal protected and do not pay interest. Any payment on the RBS ETNs is subject to the ability of The Royal Bank of Scotland plc ("RBS plc"), as the issuer, and The Royal Bank of Scotland Group plc ("RBS Group"), as the guarantor, to pay their respective obligations when they become due. Investors should carefully consider whether the RBS ETNs are suited to their particular circumstances before deciding to purchase them. Investors should consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.

The RBS ETNs are not suitable for all investors. Investors should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: RBS plc and RBS Group have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

NASDAQ®, OMX®, NASDAQ OMX®, NASDAQ-100®, NASDAQ-100 Index® and NASDAQ-100® Total Return Index℠ are registered trademarks and service marks of The NASDAQ OMX Group, Inc. and are licensed for use by RBS plc.

The Index is the property of RBS plc. RBS plc has contracted with The NASDAQ OMX Group, Inc. (which with its affiliates and subsidiaries is referred to as the "Corporations") to calculate and maintain the Index, either directly or through a third party. Currently, the Index is calculated and maintained by Standard & Poor's ("S&P") on behalf of The NASDAQ OMX Group, Inc. S&P and the Corporations shall have no liability for any errors or omissions in calculating the Index. The RBS ETNs, which are based on the Index, have not been passed on by the Corporations or S&P as to their legality or suitability and are not sponsored, endorsed, sold or promoted by the Corporations or S&P. **THE CORPORATIONS AND S&P MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE RBS ETNs.**

Copyright© 2012 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and an affiliate of RBS NV.

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | **Not FDIC Insured. May Lose Value.**